Exhibit 21

Subsidiaries of Registrant

Name	Country/State of Incorporation	% of Voting Securities Owned
Visiplex Instruments Corporation	New York	100%

Dent-X International Inc.	New York	100%

QR Imaging USA, Inc.	New York	100%